Scotiabank
GLOBAL BANKING AND MARKETS
10/20/2026

Memo: SBSE-A Amendment

This memo is to inform the Securities and Exchange Commission staff that the Bank of Nova Scotia ("BNS") has filed an amended Form SBSE-A to: (i) make updates to the list of Principals and amending the designated agent for service of process.